KW 3/10/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8- 02474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coburn & Meredith, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane
(No. and Street)

Simsbury	Connecticut	06070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Derway (860) 784-2603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alfin, Fagin, Falce & Ruggiero LLP
(Name – *if individual, state last, first, middle name*)

231 Farmington Avenue	Farmington	Connecticut	06032
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Elizabeth Derway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coburn & Meredith, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIA C. BRADLEY
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2014

Signature

CCO, CFO
Title

Julia C Bradley
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alfin, Fagin, Falce & Ruggiero LLP
Certified Public Accountants and Business Consultants
231 Farmington Avenue
Farmington, Connecticut 06032-1915
www.affrllp.com
(860) 679-5200 telephone
(866) 307-7974 facsimile

Jeffrey S. Alfin, CPA, MBA jeffa@affcpa.com
Stephen M. Ruggiero, CPA, MST stever@affcpa.com

Michael W. Fagin, CPA, MSPA mikef@affcpa.com
Robert W. Falce, CPA, CVA robertf@affcpa.com

Joseph A. Bernardi, CPA (1943 - 2010)

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

Report on the Financial Statements

We have audited the accompanying financial statements of Coburn & Meredith, Inc. (a Connecticut corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coburn & Meredith, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2 and 3, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3, is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Alfin, Fagin, Falce & Ruggiero LLP

ALFIN, FAGIN, FALCE & RUGGIERO LLP
Certified Public Accountants
February 17, 2014

We present the following report as of December 31, 2013:

Exhibit A -	Statement of Financial Condition as of December 31, 2013.
Exhibit B -	Statement of Income for the Year Ended December 31, 2013.
Exhibit C -	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2013.
Exhibit D -	Statement of Cash Flows for the Year Ended December 31, 2013.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, as of December 31, 2013.
Schedule 2 -	Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c), as of December 31, 2013.
Schedule 3 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3, as of December 31, 2013.
Appendix A -	Independent Auditors' Report on Internal Control under SEC Rule 17a-5(g)(1) Claiming an Exemption From SEC Rule 15c3-3 as of December 31, 2013.

EXHIBIT A

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets:		
Cash		$ 157,232
Receivables:		
Brokers and dealers clearance accounts	$ 409,617	
Other - good faith deposit	125,178	
Non-customer registered representatives	12,616	
Total Receivables		547,411
Equipment, net of accumulated depreciation of $77,637		137,939
TOTAL ASSETS		$ 842,582

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and other accrued expenses	$ 264,682	
Capital lease payable	7,240	
Total Liabilities		$ 271,922
Stockholders' Equity:		
Class A Preferred stock, 5% cumulative - $50 par value; 20,000 shares authorized, 11,680 shares issued and outstanding	$ 584,000	
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value; 200,000 shares authorized, issued and outstanding	100,000	
Common stock, no par value; 200,000 shares authorized; 94,000 shares issued and outstanding	470	
Accumulated deficit	(113,810)	
Total Stockholders' Equity		570,660
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 842,582

See Accompanying Notes

EXHIBIT B

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:		
Securities commissions	$ 3,452,387	
Selling commissions on other investments	1,839,446	
Other income	321,352	
Interest income	232,187	
Total Revenues		$ 5,845,372
Operating Expenses:		
Salaries and commissions	4,162,487	
Payroll taxes	154,415	
Property taxes	12,189	
General insurance	13,028	
Employee benefits	165,654	
Clearing expense	336,660	
Information expense	186,462	
Computer supplies	16,394	
Rent and utilities	218,731	
Depreciation and amortization	24,636	
Repairs and maintenance	21,123	
Communications	56,888	
Professional fees	43,708	
Licenses and fees	86,699	
Equipment rental	6,139	
Office expense	13,374	
Postage	12,591	
Loss on disposal of equipment	508	
Bad debt expense	32,557	
Interest expense	930	
Travel, meals and entertainment	21,978	
Total Operating Expenses		5,587,151
Income Before Provision for State Taxes		258,221
Provision for state taxes		3,783
Net Income for the Year		$ 254,438

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	-------------Capital Stock-------------			
	Class A Preferred	Class B Preferred	Common	Accumulated Deficit
Balances - January 1, 2013	$ 584,000	$ 100,000	$ 470	$ (368,248)
Net Income	-	-	-	254,438
Balances - December 31, 2013	$ 584,000	$ 100,000	$ 470	$ (113,810)

See Accompanying Notes

EXHIBIT D

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013
Increase (Decrease) in Cash

Cash Flows From Operating Activities:		
Net Income		$ 254,438
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	$ 24,636	
Change in assets and liabilities:		
Increase (Decrease) in Assets and Liabilities:		
Receivables	(270,344)	
Other - good faith deposit	(100,003)	
Non-customer registered representatives	20,909	
Prepaid expenses	1,960	
Accounts payable and accrued liabilities	83,054	
Loss on disposal of equipment	508	
Total Adjustments		(239,280)
Net Cash Provided By Operating Activities		15,158
Cash Flows From Investing Activities:		
Acquisition of fixed assets		(24,830)
Cash Flows From Financing Activities:		
Capital lease payable		(13,260)
Net Decrease in Cash		(22,932)
Cash at the Beginning of Year		180,164
Cash at the End of Year		$ 157,232
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ 930
Income taxes		$ 3,783

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 1 - Organization and Business Description:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Glastonbury, Connecticut and Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by several shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred. Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing the straight-line method. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial. In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained. Based on that evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize that as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending December 31, 2013. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 - Significant Accounting Policies (Continued):

D. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Clearing Arrangements:

As of March 23, 2013, the Company clears security transactions predominantly through First Clearing, whereby First Clearing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. The term of the agreement is seven years. Under specific terms of the agreement, First Clearing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities. All uncollectible customer receivables are netted against commissions payable to the Company. The Company also maintains a margin account with First Clearing through which it executes its own principal trading activities. Prior to First Clearing, the Company cleared security transactions through the Pershing Division of the Bank of New York.

Under this agreement, the Company is required to maintain a minimum cash deposit of $100,000 on which it receives interest at the prevailing federal funds rate less 25 basis points. The Company may draw on commissions and principal trading gains as they are earned.

Note 4 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	3,783
Total	$3,783

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses. As of December 31, 2013, the Company has the following net operating loss carryforward amounts:

Years of Loss Expiration	Federal	Connecticut	Massachusetts
2017	-	-	23,468
2018	-	-	-
2019	-	-	-
2020	-	-	-
2021	264,031	20,659	-
2022	201,688	201,438	-
2024	54,140	62,455	-
2025	4,428	6,736	-
2027	15,372	6,261	-
2028	35,727	28,697	-
2029	47,872	32,651	-
2030	21,423	14,519	-
2031	-	-	-
2032	143,186	95,737	-
	$ 787,867	$ 469,153	$ 23,468

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended December 31, 2013, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness. As of December 31, 2013, the Company had net capital of $420,105, which was $370,105 in excess of the minimum required.

Note 6 - Commitments and Leases:

The Company agreed to a third amendment of an original 2005 sub-lease for 2,700 square feet of office space in Boston, Massachusetts. The term of the third amendment is from February 28, 2013 through February 28, 2018. The lease agreement calls for monthly payments of $11,025 during the first year with incremental monthly increases of $225 per month during each year of the lease. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total rent expense for the Boston location was $107,895 for year ended December 31, 2013. Rent expense also included miscellaneous storage costs and related utilities.

The Company negotiated a lease for 1,350 square feet of office space in Glastonbury, Connecticut. The term of the lease is from February 1, 2013 through January 31, 2020. The lease agreement calls for monthly payments of $3,315 for the first five years and monthly payments of $3,565 for the remainder of the lease. Fluctuations with respect to lease payments vary due to adjustments for operating expenses and real estate taxes. Rent expense for the Glastonbury location was $33,150 for the year ended December 31, 2013.

At December 31, 2013, future minimum lease payments over the term of the lease are as follows:

December 31, 2014	$174,330
December 31, 2015	177,030
December 31, 2016	179,730
December 31, 2017	182,430
Years thereafter	111,725
Total	$825,245

Note 7 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by several shareholders of the Company. Rent expense was $55,000 for the year ended December 31, 2013.

Note 8 - Capital Stock and Equity Considerations:

As of December 31, 2013, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 11,680 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 200,000 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 94,000 shares issued and outstanding. Common stock had no par value.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Continued)

Note 9 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 10 - Advertising Costs:

The Company incurred $2,571 in advertising costs for the year ended December 31, 2013.

Note 11 - Capital Lease:

A capital lease exists with LEAF Capital Funding, LLC, due in monthly payments of $1,363.43, for the lease of computer equipment through January 2015. The remaining balance owed on the lease and payable by December 31, 2014 is $7,240.

Note 12 - Property and Equipment:

Property and equipment is stated at cost and consists entirely of furniture, fixtures, improvements and computer related equipment.

The components of property and equipment are as follows:

Computer Equipment	$ 87,700
Office furniture & fixtures	39,868
Improvements	88,008
Subtotal	215,576
Less: Accumulated Depreciation	77,637
Total	$ 137,939

Depreciation expense totaled $24,636 for the year ended December 31, 2013.

Note 13 - Subsequent Events:

The Company did not have any other subsequent events through February 17, 2014 which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2013.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

NET CAPITAL:

Stockholders' Equity		$ 570,660
Less: Non-allowable assets -		
Advances to registered representatives	$ (12,616)	
Furniture and equipment	(137,939)	
Total Non-aalowable assets		(150,555)
Net Capital Before Haircuts on Securities Positions		420,105
Haircuts on trading securities		-
Net Capital		$ 420,105
Less: Net capital requirement (greater of $18,128, 6 2/3% of aggregate indebtedness of $271,922, $50,000 or requirements applicable for market makers, $6,000)		50,000
Net Capital in Excess of Requirement		$ 370,105

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 370,104
Adjustments:	
Rounding	1
Total Adjustments	1
Net Capital Per Above	$ 370,105

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2013

Total Liabilities	$	271,922
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	271,922

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$	271,922
Adjustments:		
None		-
Aggregate Indebtedness	$	271,922

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

The Company clears customer transactions through First Clearing on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

Alfin, Fagin, Falce & Ruggiero LLP
Certified Public Accountants and Business Consultants
231 Farmington Avenue
Farmington, Connecticut 06032-1915
www.affrllp.com
(860) 679-5200 telephone
(866) 307-7974 facsimile

Jeffrey S. Alfin, CPA, MBA jeffa@affcpa.com
Stephen M. Ruggiero, CPA, MST stever@affcpa.com

Michael W. Fagin, CPA, MSPA mikef@affcpa.com
Robert W. Falce, CPA, CVA robertf@affcpa.com

Joseph A. Bernardi, CPA (1943 – 2010)

APPENDIX A
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1) CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Coburn & Meredith, Inc.
One Old Mill Lane
Simsbury, Connecticut 06070

In planning and performing our audit of the financial statements of Coburn & Meredith, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Coburn & Meredith, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Coburn & Meredith, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Coburn & Meredith, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Coburn & Meredith, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Coburn & Meredith, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Coburn & Meredith, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Coburn & Meredith, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Alfin, Fagin, Falce & Ruggiero LLP

ALFIN, FAGIN, FALCE & RUGGIERO LLP
Certified Public Accountants

February 17, 2014